UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Amendment No. 1)

Under the Securities Exchange Act of 1934

NIC Inc.

(Name of Issuer)

Common Stock, no par value

(Title of Class of Securities)

62914B 10 0

(CUSIP Number)

Jeffery S. Fraser

c/o NIC Inc.

25501 West Valley Parkway

Suite 300

Olathe, Kansas 66061

(307) 734-7140

(Name, Address and Telephone number of Person

Authorized to Receive Notices and Communications)

February 13, 2009

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13f-1(f) or 240.13d-1(g), check the following box:  ☐

NOTE:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page (except any items to which the form provides a cross-reference) shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 62914B 10 0

Item 1.	Name of Reporting Person: Jeffery S. Fraser

Item 2.	Check the Appropriate Box if a Member of a Group:	(a)
(b)
Item 3.	SEC Use Only

Item 4.	Source of Funds	N/A

Item 5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):	N/A

Item 6.	Citizenship or Place of Organization:	United States

Number of Shares Beneficially Owned by each Reporting Persons with

Item 7.	Sole Voting Power	3,887,569*
Item 8.	Shared Voting Power	0*
Item 9.	Sole Dispositive Power	3,887,569*
Item 10.	Shared Dispositive Power	0*

Item 11.	Aggregate Amount Beneficially Owned by Each Reporting Person:	3,887,569*

Item 12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares:	N/A

Item 13.	Percent of Class Represented by Amount in Row (11):	6.2%

Item 14.	Type of Reporting Person:	IN

*779,031 of these shares of common stock of NIC Inc. are held in an entity of which the Reporting Person is not the owner, but is the manager.

Item 1.	Security and Issuer:	Common Stock, no par value

NIC Inc.

	Address:	25501 West Valley Parkway
Suite 300
Olathe, KS 66061

Item 2.	Identity and Background:	Jeffery S. Fraser (the “Reporting Person”)

Addresses:
Jeffery S. Fraser
c/o NIC Inc 25501 West Valley Parkway Suite 300 Olathe, KS 66061

	Occupations:	Mr. Fraser is a director of NIC Inc.

The Reporting Person has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

The Reporting Person has not, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

	Citizenship:	See Item 6 of Cover Page

Item 3.	Source and Amount of Funds or Other Consideration:
N/A.

Item 4.	Purpose of Transaction:

Shares of common stock of NIC Inc. that were held in an entity owned by a trust for the benefit of the Reporting Person and a trust for the benefit of the Reporting Person’s former spouse, of which the Reporting Person is a co-manager, were distributed equally to each of the owners. The Reporting Person has no present plans or proposals which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer:	See Item 11 of Cover Page

Number of Shares as to which such person has:
(i)	Sole power to vote or to direct the vote:	See Item 7 of Cover Page
(ii)	Shared power to vote or direct the vote:	See Item 8 of Cover Page
(iii)	Sole power to dispose or to direct the disposition of:	See Item 9 of Cover Page
(iv)	Shared power to dispose or to direct the disposition of:	See Item 10 of Cover Page

	Aggregate Amount Beneficially Owned by Each Reporting Person:	See Item 11 of Cover Page
	Percent of Class Beneficially Owned	See Item 13 of Cover Page

There have been no transactions in the class of securities reported in the last 60 days or since the most recent filing on Schedule 13D, whichever is less.

No person other than the persons listed is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any securities owned by any member of the group.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer:

None.

Item 7.	Material to be Filed as Exhibits:

None.

SIGNATURE After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
	By:	/s/ STEPHEN M. KOVZAN
Dated: February 16, 2009		Stephen M. Kovzan, as attorney-in-fact for Jeffery S. Fraser